Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.: 000-21810

The following presentation was publicly posted by Gentherm Incorporated (“Gentherm”) on its website (https://gentherm.gcs-web.com) in connection with its first quarter 2026 financial results conference call held on April 23, 2026. The presentation contains information regarding the proposed business combination between Gentherm and Platinum SpinCo Inc., a wholly owned subsidiary of Modine Manufacturing Company.

2026 First Quarter Results April 23, 2026 Proprietary © Gentherm

Disclaimer NO OFFER OR SOLICITATION This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) among Gentherm, Modine Manufacturing Company (“Modine”) and Modine’s Performance Technologies business (“SpinCo”), the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, Modine or SpinCo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine andSpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.” Participants in the Solicitation Gentherm and Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026, and its proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC April 1, 2026 and supplemented on April 10, 2026. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities b y its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above. Cautionary Statement Regarding Forward-Looking Statements Except for historical information contained herein, statements in this presentation are forward-looking statements that are made by Gentherm Incorporated (the “Company”) pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that address future operating, financial or business performance orstrategies or expectations are forward-looking statements. The forward-looking statements included in this presentation are made as of the date hereof or as of the date specified herein and are based on management’s reasonable expectations and beliefs. In making these statements we rely on assumptions and analysis based on our experience and perception of historical trends, current conditions and expected future developments, third party informationand projections from sources that management believes to be reputable, as well as other factors we consider appropriate under the circumstances. Except as required by law, the Company expressly disclaims any obligation or undertaking to update any forward-looking statements to reflect any change in its strategies or expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The forward-looking statements are subject to a number of significant assumptions, risks, uncertainties (some of which are out of our control) and other factors that may cause actual results or performance to differ materially from that expressed or implied by such statements. For a discussion of these risks and uncertainties and other factors, please see the Company’s earnings release (dated April 23, 2026), most recent Annual Report on Form 10 -K and subsequent filings with the Securities and Exchange Commission, including “Risk Factors.” In addition, the business outlook discussed in this presentation does not include the potential impact of any business combinations, acquisitions, divestitures, strategic investments and other significant transactions that may be completed after the date hereof (except the Proposed Transaction to the extent specified), each of which may present material risks to the Company’s future business and financial results. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time. Proprietary © Gentherm 2

Business & Market Update Business Update • Strong first quarter demonstrates ability to execute in a dynamic environment • Initiated organization realignment to enhance agility, speed and accountability • Announced combination with Modine Performance Technologies resulting in a stronger enterprise with an expanded product portfolio, broader end market exposure, and clear value creation Market Update • Light vehicle OEM production schedules have remained steady despite S&P Global Mobility reducing 2026 estimates for second consecutive month in April • Macro and geopolitical events creating increased level of economic uncertainty including cost inflation Confident in ability to navigate through volatility and uncertainty Proprietary © Gentherm 3

First Quarter Highlights $395M $394M Progressed organic growth initiatives, including key announcements with KUKA Home and our new medical product ThermAffyx Automotive Product New Business Revenues Awards Record quarterly revenue driven by strong Automotive Climate and Comfort Solutions growth over market 12.5% $(5)M Improved operational execution resulted in Adjusted EBITDA margin expansion in the quarter Adjusted YTD Operating Operating Cash Flow improved +$8M versus prior year EBITDA Margin Cash Flow Strong first quarter execution with increased financial rigor Proprietary © Gentherm 4

GENTHERM

Fueling Gentherm's Organic Growth

Delivered Home and Office Solutions to KUKA Home


Enhanced Comfort
by Gentherm
Official product launch with
KUKA Home in Asia
GENTHERM
Start of production and product launch in 1Q26


KUKA
Meeting with Kuka Home Leadership

- ✓ Official product launch with global leader KUKA Home
- ✓ Co-branded 'Enhanced Comfort by Gentherm' reinforces role as a value-adding innovation partner
- ✓ Represents attractive growth opportunity with rapid time to revenue

New Medical Product Launching in 2H26


ThermAffyx™
Submitted FDA 510(k) in January 2026


Controller
Extension
Cable
Securement
Pad

- ✓ Launching integrated patient warming and securement system
- ✓ First new product on roadmap leveraging automotive IP
- ✓ Initial revenue expected in 2026 with meaningful revenue contribution in coming years

Positioning Gentherm for sustainable, profitable growth

Proprietary © Gentherm 5

GENTHERM

Strategic Combination Unlocks Growth and Margin Expansion

- ✓ **Expands Gentherm's product portfolio in thermal and precision flow management with industry leading, mission critical products**
- ✓ **Shifts revenue mix from primarily light vehicle into attractive, growing end markets (commercial, agriculture, power generation)**
- ✓ **Delivers ~$25M of near-term cost synergies and unlocks $100M+ of commercial opportunities through cross-selling, product integration, and entrance into new global markets**
- ✓ **At closing, combined company has strong balance sheet and cash generation capability that enables both value-accretive investments and return of capital to shareholders**


Revenue
$2.6B
MODINE
Performance Technologies
GENTHERM
$3.5B+
GENTHERM
2025 Proforma
2030 Opportunity
Adj EBITDA $
$322M
$525M+

Strong earnings potential driving significant value creation opportunity

1. Intended to be tax-free for Modine and Modine shareholders for U.S. federal income tax purposes. Expected ownership of 60% / 40% is subject to adjustment.
Note: 2025 Proforma figures represent LTM (Sep.) 2025 metrics. Modine Performance Technologies figures include pro forma adjatments. Refer to reconciliations in Appendix.

Proprietary © Gentherm 6

Progressing on the Path to Transaction Closing Performance Technologies Q1 Q2 & Q3 Q4 Announcement Execution of Sign-to-Close Deliverables Transaction Close ✓ Merger announced January 29 Audited carve out financials S4 / proxy filing Transaction expected to close in Q4 2026 ✓ Integration planning kick-off Secure Financing Special meeting for shareholder approval Begin delivering on initial value ✓ U.S. regulatory approval Integration plan focused on creation opportunities received (HSR) Day 1 readiness and value U.S. tax ruling creation Ex-U.S. regulatory approval Transaction progressing on-schedule with integration planning well underway Proprietary © Gentherm 7 *Timeline subject to change; estimate as of April 23, 2026

GENTHERM

First Quarter Financial Review

Revenue

$394M

+7.2% ex-FX



$354
$394
1Q25
1Q26

- Automotive Climate and Comfort Solutions up 9.8% ex-FX vs. PY
- Continued strong growth of lumbar and massage comfort solutions
- China driven by Domestic OEM launches and increasing take rates w/Global OEMs

Adjusted EBITDA

$49.3M

12.5% margin



$39.3
$49.3
11.1%
12.5%
1Q25
1Q26

- Strong operating leverage and net material performance
- Operating performance partially offset by annual price reductions and higher labor costs

Operating Cash Flow

$(5)M

+$8M vs. PY



$(13)
$(5)
1Q25
1Q26

- Increased liquidity $57M year-over-year, while reducing net leverage to ~0.2x
- Capex purchases reduced ~$9.2M vs. PY with continued focus on asset utilization

Figures are presented in $ millions and % of revenue, except where noted

Proprietary © Gentherm 8

GENTHERM

2026 Guidance

Remains unchanged

	As of Apr 2026	Comments
Product Revenues	**$1.5B – $1.6B**	• Expect ~3% growth (ex-fx) with industry light vehicle production declining ~(2%), delivering mid-single digit growth over market for 2026
Adjusted EBITDA	**$175M – $195M** *~12%*	• Margin expansion of ~30 bps year-over-year; Footprint ~60 bps drag • Anticipating inflationary cost headwinds with meaningful mitigation expected in 2026
Adjusted Free Cash Flow	**$80M – $100M**	• Capex of $45M – $55M, down by ~$6M versus 2025 at midpoint • Adjusted Free Cash Flow Conversion rate of ~50%

- 2026 guidance based on tariffs currently in effect as of today, our current forecast of customer orders and expectations of near-term conditions, light vehicle production in our relevant markets decreasing at a low single digit rate for full year 2026 versus 2025, and a EUR to USD exchange rate of $1.16/Euro. Assumes an effective tax rate of ~30%. Does not reflect any impact from the planned combination with Modine Performance Technologies.
- The Company has not reconciled the non-GAAP forward-looking guidance included in this presentation to the most directly comparable GAAP financial measure due to the inherent difficulty of forecasting the timing and amount of certain items, such as taxes and non-recurring items, which cannot be done without unreasonable effort.

*Adjusted EBITDA % at the mid-point of guidance

Proprietary © Gentherm
9

Why Gentherm? Innovative leader uniquely positioned for Continuous improvement mindset to drive Strong financial position with ability profitable growth driven by scalable margin expansion and solid cash flow to efficiently deploy capital and drive technology platforms and broad market conversion shareholder value applications Accelerating value-creation actions to deliver enhanced shareholder returns Proprietary © Gentherm 10

Appendix Proprietary © Gentherm

Use of Non-GAAP Financial Measures In addition to the results reported herein in accordance with GAAP, the Company has provided here or may discuss on the related conference call adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”); Adjusted EBITDA margin; adjusted earnings per share (“Adjusted earnings per share” or “Adjusted EPS”); Quarter-to-date Operating Cash Flow; Free Cash Flow; Adjusted Free Cash Flow; Adjusted Free Cash Flow Conversion rate; net capital expenditures (“net CAPEX”); Net Debt; liquidity; Net Leverage Ratio (“Net Leverage”); revenue, segment revenue and product revenue excluding foreign currency translation and other specified gains and losses; adjusted operating expenses; Pro Forma Revenue; Pro Forma Adjusted EBITDA; and Pro Forma Adjusted EBITDA Margin, each a non-GAAP financial measure. See the Company’s earnings release dated April 23, 2026, for the definitions of each non-GAAP financial measure, information regarding why the Company utilizes such non-GAAP measures as supplemental measures of performance or liquidity, and their limitations, and for certain reconciliations of GAAP to non-GAAP historical financial measures. Proprietary © Gentherm 12

Select Income Statement Data Three Months Ended March 31 (Dollars in thousands, except per share data) 2026 2025 Product Revenues $ 393,706 $ 353,854 Automotive 382,166 341,874 Medical 11,540 11,980 Gross Margin 97,227 86,465 Gross Margin % 24.7% 24.4% Operating Expenses 85,942 69,404 Operating Income 11,285 17,061 Adjusted EBITDA 49,345 39,341 Adjusted EBITDA Margin 12.5% 11.1% Diluted EPS - As Adjusted $ 0.84 $ 0.51 Proprietary © Gentherm 13

Select Balance Sheet Data (Dollars in thousands) March 31, 2026 December 31, 2025 Cash and Cash Equivalents $ 177,401 $ 160,833 Total Assets 1,430,294 1,396,429 Debt 219,036 189,073 Current 36 73 Non-Current 219,000 189,000 Revolving LOC Availability 278,120 307,935 Total Liquidity 455,521 468,768 Proprietary © Gentherm 14

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin Three Months Ended March 31 (Dollars in thousands) 2026 2025 Net Income (Loss) $ 4,218 $ (128) Add Back: Depreciation and Amortization 14,073 12,788 Income Tax Expense 3,396 2,212 Interest Expense, net 2,633 3,555 Adjustments: Non-Cash Stock Based Compensation 2,711 2,597 Restructuring Expenses, net 6,691 4,514 Unrealized Currency Loss 818 9,607 Merger and Acquisition Expenses 14,797 –Leadership Transition Expenses 303 898 Loss on Sale of Land and Building, net – 2,196 Other (295) 1,102 Adjusted EBITDA 49,345 39,341 Product Revenues 393,706 353,854 Net Income (Loss) Margin 1.1% (0.0)% Adjusted EBITDA Margin 12.5% 11.1% Proprietary © Gentherm 15

Reconciliation of Adjusted EPS Three Months Ended March 31 2026 2025 Diluted EPS - As Reported $ 0.14 $ (0.00) Amortization of Acquisition Related Intangibles 0.05 0.05 Restructuring Expenses, net 0.22 0.15 Unrealized Currency Loss 0.03 0.31 Merger and Acquisition Expenses 0.48 –Leadership Transition Expenses 0.01 0.03 Loss on Sale of Land and Building, net – 0.07 Other (0.01) 0.04 Tax Effect of Above (0.08) (0.13) Rounding – (0.01) Diluted EPS - As Adjusted 0.84 0.51 Proprietary © Gentherm 16

Reconciliation of Financial Figures Modine Performance Technologies LTM September 30, (Dollars in millions) 2025 Reported Revenue $1,129 Less: Pro Forma Adjustments (21) Pro Forma Adjusted Revenue $1,108 Adjusted EBITDA as per Modine Reporting $152 Less: Pro Forma Adjustments (11) Less: Estimated Incremental Corporate Costs & Other Adjustments (19) Pro Forma Adjusted EBITDA (pre-synergies) $123 Plus: Estimated Synergies 24 Pro Forma Adjusted EBITDA (post-synergies) $147 Gentherm LTM September 30, (Dollars in millions) 2025 Revenue $1,469 Adjusted EBITDA $176 Proprietary © Gentherm 17 Note: Pro forma represents normalization adjustments to reflect latest business structure and go-forward operational alignment. Stock-based compensation included within Modine Performance Technologies financials.